UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Rand Logistics, Inc.
(Name of Issuer) Common Stock, $.0001 par value
(Title of Class of Securities) 752182105
(CUSIP Number) Todd Emmerman, Esq. Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022 (212) 940-8873
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐

Note:   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 752182105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laurence S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,140,134 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 1,140,134 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,140,134 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.39%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 752182105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rand Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 789,694 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 789,694 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 789,694 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.87%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Item 1.                     Security and Issuer.

This Amendment No. 2 amends the Schedule 13D filed with the SEC on March 30, 2006, as amended by Amendment No. 1 on November 14, 2008 (collectively, the “Schedule 13D”).   Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

Item 3.                     Source and Amount of Funds or Other Consideration.

Section (i) of Item 3 is hereby amended by adding the following after the final paragraph thereof:

Mr. Levy acquired (i) 30,000 shares of Common Stock in a privately negotiated transaction on September 9, 2009 for an aggregate purchase price of $94,500 and (ii) 7,500 shares of Common Stock in open market transactions on March 9, 2010 for an aggregate purchase price of $33,217.44.

On November 16, 2009, the Company granted Mr. Levy 48,970 shares of Common Stock in lieu of payment in cash of one-half of Mr. Levy’s salary for the fiscal year ended March 31, 2010, or approximately $154,500.  The Company also granted Mr. Levy 49,460 shares of Common Stock pursuant to a Restricted Share Award Agreement, dated as of February 24, 2010.

The Company also granted Mr. Levy options to purchase shares of Common Stock on each of February 15, 2008 and July 22, 2008.  As such, Mr. Levy beneficially owns 137,118 shares of Common Stock that are issuable upon the exercise of stock options that are presently exercisable or exercisable within 60 days of the date hereof.   Such options are described in further detail in Item 6 below.

Item 5.                     Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated to read as follows:

(a)           (i) Mr. Levy beneficially owns 1,140,134 shares of Common Stock, comprised of 789,694 shares of Common Stock that are held by Management, the sole member of which is a trust of which Mr. Levy is Trustee, 213,322 shares of Common Stock held directly by Mr. Levy and 137,118 shares that are issuable upon the exercise by Mr. Levy of stock options that are presently exercisable or exercisable within 60 days of the date hereof.  Such shares constitute approximately 8.39% of the shares of Common Stock outstanding.

(ii) Management beneficially owns 789,694 shares of Common Stock, constituting approximately 5.87% of the shares of Common Stock outstanding.

(b)           (i) Mr. Levy has sole voting and dispositive power over the 213,322 shares of Common Stock he owns directly and 137,118 shares that are issuable upon the exercise by Mr. Levy of stock options that are presently exercisable or exercisable within 60 days of the date hereof.

(ii) Management has sole voting and dispositive power over the 789,694 shares owned by it, which power is exercisable by Mr. Levy as Trustee of Management’s sole member.

Item 6.                     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following after the final paragraph thereof:

The options to purchase shares of Common Stock (the “Stock Options”) referenced in Item 3 above are each governed by Non-Qualified Stock Option Agreements (the “Option Agreements”), each dated as of their respective grant date.  The Stock Options vest in equal amounts on each of the first three anniversaries of their respective grant dates and expire on the tenth anniversary of their respective grant dates.

The Option Agreements provide that if Mr. Levy’s employment with the Company is terminated for any reason, all unvested options shall be forfeited and cancelled by the Company.  If Mr. Levy’s employment with the Company is terminated for any reason other than death or disability, Mr. Levy may exercise the vested portion of such Stock Options for a period of ninety days following his termination.  If Mr. Levy’s employment is terminated due to death or disability, 100% of such Stock Option shall immediately vest and Mr. Levy’s estate, designated beneficiary or other legal representative may exercise such Stock Option within one year following such termination, but not beyond the expiration of such Stock Option.  The Company’s board of directors or compensation committee may determine that all or any portion of each Stock Option, to the extent exercisable prior to Mr. Levy’s termination of employment, shall remain exercisable for an additional period of time following the limits set forth above.  In the event of a “change of control” of the Company (as such term is defined in the Option Agreements), the Stock Options shall become fully exercisable.  Copies of the Option Agreements are attached hereto as Exhibits 7 and 8 and are incorporated by reference herein.

The Common Stock (the “Restricted Shares”) granted pursuant to the Restricted Stock Award Agreement (the “Award Agreement”) described in Item 3 vest and become freely tradable in amounts equal to 1/3 of such award on each of the first three anniversaries of their grant.

If Mr. Levy’s employment with the Company is terminated for "cause" as defined in the Award Agreement, or Mr. Levy terminates his employment with the Company without "good reason" as defined in the Award Agreement, any Restricted Shares not vested prior to the date of any such termination shall immediately be canceled, with any rights or interests in and with respect to such Restricted Shares forfeited. The compensation committee of the Company’s board of directors may, at its sole discretion, determine prior to or within ninety days after the date of any such termination that all or a portion of such unvested Restricted Shares shall not be so canceled and forfeited.

If Mr. Levy's employment with the Company is terminated by the Company without cause, by Mr. Levy for good reason, or as a result of death or permanent disability, 100% of the Restricted Shares awarded pursuant to the Award Agreement shall become fully vested as of the date of such termination.

In the event of a "change of control" of the Company as defined in the Award Agreement, all restrictions, terms and conditions applicable to the Restricted Shares shall be deemed lapsed and satisfied as of the date of such change of control.  A copy of the Award Agreement is attached hereto as Exhibit 9 and is incorporated by reference herein.

The Stock Options and the Restricted Shares were granted pursuant to the Company’s 2007 Long-Term Incentive Plan, a copy of which is attached hereto as Exhibit 10 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 7.  Non-Qualified Stock Option Agreement by and between Rand Logistics, Inc. and Laurence S. Levy, dated February 15, 2008.*

Exhibit 8.  Non-Qualified Stock Option Agreement by and between Rand Logistics, Inc. and Laurence S. Levy, dated July 22, 2008.*

Exhibit 9.  Restricted Share Award Agreement, by and between Rand Logistics, Inc. and Laurence S. Levy, dated February 24, 2010.*

Exhibit 10.  Rand Logistics, Inc. 2007 Long-Term Incentive Plan, filed as Exhibit A to the Company’s Proxy Statement for the Annual Meeting of Stockholders held on September 11, 2007, filed with the Securities and Exchange Commission on July 30, 2007.

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 27, 2010

/s/ Laurence S. Levy
Laurence S. Levy

RAND MANAGEMENT LLC By: Laurence Levy Irrevocable Trust, as sole member

/s/ Laurence S. Levy
By: Laurence S. Levy Title: Trustee